Globant Reports Second Quarter Financial Results - Record Quarterly Revenue

SAN FRANCISCO, Aug. 14, 2014 /PRNewswire/ -- Globant (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends, today announced results for the three and six months ending June 30, 2014.

Highlights

  Revenue for the second quarter was $49.4 million, a record for the company, representing 32.2% year-over-year growth
  Revenue for the first half of the year was $92.5 million, representing 29.0% year-over-year growth
  IFRS Gross Profit for the second quarter was $20.0 million (40.5% IFRS Gross Profit Margin) and Non-IFRS Adjusted Gross Profit for the second quarter was $20.9 million (42.3% Non-IFRS Adjusted Gross Profit Margin)
  IFRS Profit for the second quarter was $5.9 million (11.9% IFRS Profit Margin) and Non-IFRS Adjusted Profit for the quarter was $5.9 million (12.0% Non-IFRS Adjusted Profit Margin)
  IFRS Diluted EPS and Non-IFRS Adjusted Diluted EPS for the second quarter was $0.20 per share (assuming 29.9 million average diluted shares for the quarter)

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

"I am excited with our record results in the second quarter. They show our ability to scale on our business model, which integrates innovation, design and engineering for our clients under one roof," explained Martin Migoya, CEO of Globant. "We are thrilled with our new status as a public company. This is a huge milestone for us and, at the same time, we believe it's just one more step in our journey, one like many others that will advance our goal of becoming the best company creating innovative software products. Being a public company will open up more opportunities to continue building a better organization each day for our clients, our Globers and all of our stakeholders. I am certain that we will continue disrupting the services marketplace with our offerings and that we have the right internal and external support for this endeavor."

"With the IPO behind us and with a stronger balance sheet in place, we will continue to focus on further growing our business", said Alejandro Scannapieco, Globant's CFO. Globant finished the quarter with 3,371 Globers, of which 3,050 were IT professionals. Geographic revenue breakdown for the six months ended June 30, 2014 was as follows: 81% from North America (U.S. top country), 13% from Latin America (Chile top country) and 6% from Europe (U.K. top country). 90% of Globant's revenue for the second quarter was denominated in U.S. dollars, with 1% in British pounds and 9% in other currencies.

Full Year and 3Q Outlook

For the third quarter of 2014, Globant estimates revenue to be between $49 - $51 million. Non-IFRS Adjusted Profit Margin for the quarter is estimated to be between 13% - 14%, with Non-IFRS Adjusted Diluted EPS in the range of $0.18 - $0.22 (assuming 33.3 million average diluted shares outstanding for the quarter).

For the full year 2014, Globant estimates revenue to be between $195 - $198 million. Non-IFRS Adjusted Profit Margin for the year is estimated to be between 11% - 12%, with Non-IFRS Adjusted Diluted EPS in the range of $0.66 - $0.74 (assuming 31.9 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martin Migoya and Alejandro Scannapieco will discuss the three and six month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:
US +1 (877) 870-4263
International +1 (412) 317-0790
Webcast http://investors.globant.com/index.php?s=19&item=6

Additionally, a webcast replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. Globant combines the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Customers select Globant as the place where engineering, design and innovation meet scale. In only 11 years, Globant has grown into a company with more than 3,300 professionals working for companies like Google, Linkedin, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured in case studies at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, amortization of purchased intangible assets, and provisions resulting from changes in valuation allowances. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant's non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Forward Looking Statements

In addition to historical information, this release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina's regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant's actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant's future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.
Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income
(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Revenues	92,529	71,722	49,404	37,371
Cost of revenues	(55,737)	(45,587)	(29,378)	(23,511)
Gross profit	36,792	26,135	20,026	13,860

Selling, general and administrative expenses	(26,333)	(24,834)	(13,392)	(13,267)
Impairment of tax credits	(781)	-	(365)	-
Profit from operations	9,678	1,301	6,269	593

Gain on transactions with bonds	4,779	11,294	2,173	8,187
Finance income	5,085	123	569	-
Finance expense	(6,462)	(2,227)	(1,004)	(1,365)
Finance expense, net	(1,377)	(2,104)	(435)	(1,365)

Other income and expenses, net	(27)	-	6	-
Profit before income tax	13,053	10,491	8,013	7,415

Income tax	(3,728)	(2,497)	(2,112)	(1,810)
Profit for the period	9,325	7,994	5,901	5,605

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	204	(69)	50	(138)
Total comprehensive income for the period	9,529	7,925	5,951	5,467

Profit attributable to:
Owners of the Company	9,273	7,994	5,901	5,605
Non-controlling interest	52	-	-	-
Profit for the period	9,325	7,994	5,901	5,605

Total comprehensive income for the period attributable to:
Owners of the Company	9,477	7,925	5,951	5,467
Non-controlling interest	52	-	-	-
Total comprehensive income for the period	9,529	7,925	5,951	5,467

Earnings per share
Basic	0.32	0.29	0.20	0.20
Diluted	0.31	0.27	0.20	0.19
Weighted average of outstanding shares (in thousands)
Basic	28,995	27,749	28,995	27,818
Diluted	29,945	29,788	29,945	29,857

Globant S.A.
Condensed Consolidated Statement of Financial Position
(In thousands of U.S. dollars, unaudited)

	June 30, 2014	December 31, 2013

ASSETS Current assets
Cash and cash equivalents	9,827	17,051
Restricted cash equivalent	388	-
Investments	12,319	9,634
Trade receivables	37,594	34,418
Other receivables	7,551	6,346
Total current assets	67,679	67,449

Non-current assets
Other receivables	6,955	5,987
Deferred tax assets	3,029	3,117
Investment in associates	450	-
Other financial assets	942	1,284
Property and equipment	15,399	14,723
Intangible assets	5,548	6,141
Goodwill	13,172	13,046
Total non-current assets	45,495	44,298
TOTAL ASSETS	113,174	111,747

LIABILITIES
Current liabilities
Trade payables	4,846	8,016
Payroll and social security taxes payable	18,608	17,823
Borrowings	10,152	1,048
Other financial liabilities	2,961	6,023
Tax liabilities	3,477	5,190
Other liabilities	128	24
Total current liabilities	40,172	38,124

Non-current liabilities
Borrowings	788	10,747
Other financial liabilities	2,297	2,740
Other liabilities	111	-
Provisions for contingencies	365	271
Total non-current liabilities	3,561	13,758
TOTAL LIABILITIES	43,733	51,882

Capital and reserves
Issued and paid-in capital	34,794	34,794
Additional paid-in capital	12,515	12,468
Foreign currency translation reserve	(74)	(278)
Retained earnings	21,662	12,389
Total equity attributable to owners of the Company	68,897	59,373
Non-controlling interests	544	492
Total equity	69,441	59,865
TOTAL EQUITY AND LIABILITIES	113,174	111,747

Supplemental Non-IFRS Financial Information
(In thousands of U.S. dollars, unaudited)

	Six months ended June 30,		Three months ended June 30,
	2014	2013	2014	2013

Reconciliation of adjusted gross profit
Gross Profit	$ 36,792	$ 26,135	$ 20,026	$ 13,860
Adjustments
Depreciation and amortization expense	1,704	1,259	849	578
Share-based compensation expense	34	41	30	8
Adjusted gross profit	$ 38,530	$ 27,435	$ 20,905	$ 14,446
Adjusted gross profit margin	41.6%	38.3%	42.3%	38.7%

Reconciliation of adjusted gross profit margin
Gross Profit margin	39.8%	36.4%	40.5%	37.1%
Adjustments
Depreciation and amortization expense as % of revenues	1.8%	1.8%	1.7%	1.5%
Share-based compensation expense as % of revenues	0.0%	0.1%	0.1%	0.0%
Adjusted gross profit margin	41.6%	38.3%	42.3%	38.7%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	$ (26,333)	$ (24,834)	$ (13,392)	$ (13,267)
Adjustments
Depreciation and amortization expense	1,934	2,053	996	1,105
Share-based compensation expense	13	61	9	12
Adjusted selling, general and administrative expenses	$ (24,386)	$ (22,720)	$ (12,387)	$ (12,150)
Adjusted selling, general and administrative expenses as % of revenues	(26.4)%	(31.7)%	(25.1)%	(32.5)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	$ 9,678	$ 1,301	$ 6,269	$ 593
Adjustments
Impairment of Tax Credits	781	-	365	-
Share-based compensation expense	47	102	39	20
Adjusted Profit from Operations	$ 10,506	$ 1,403	$ 6,673	$ 613
Adjusted Profit from Operations Margin	11.4%	2.0%	13.5%	1.6%

Reconciliation of profit for the period
Profit for the period	$ 9,325	$ 7,994	$ 5,901	$ 5,605
Adjustments
Share-based compensation expense	47	102	39	20
Adjusted profit for the period	$ 9,372	$ 8,096	$ 5,940	$ 5,625
Adjusted profit for the period as % of revenues	10.1%	11.3%	12.0%	15.1%

Investor Relations Contact:
Andrew Burgert, Globant
investors@globant.com
(877) 215-5230

Media Contact:
Wanda Weigert, Globant
press@globant.com
(877) 215-5230